June 11, 2025

Brian John
Chief Executive Officer
OFF THE HOOK YS INC.
1701 Jel Wade Dr.
Wilmington, NC 28401

       Re: OFF THE HOOK YS INC.
           Draft Registration Statement on Form S-1
           Submitted May 15, 2025
           CIK No. 0002067767
Dear Brian John:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please add the underwriter's warrants disclosed on page 96 to the cover page and the fee table.
Prospectus Summary
Our Business Model, page 1

2.     Please revise to expand your discussion of the operations of Azure
Funding. For
       example:
           Describe the products and services offered. Where you note that Azure will bring
           "F&I" in house, define "F&I." If F&I stands for finance and insurance, please discuss the insurance aspects of Azure's business;
 June 11, 2025
Page 2

             If you work with any specific institutions in connection with providing financing or insurance, please discuss;
             Discuss competition as it specifically relates to Azure; and Provide an overview of the financing process, including diligence
and
           approvals, and describe Azure's customers.
3.     Please revise to define "CRM."
4. Please add an organizational chart depicting each of your subsidiaries, including after the planned reorganization, and the ownership structure of such subsidiaries.
Our Competitive Advantage
Strategic AI Partnership, page 4

5. Please file the agreement with NextGen AI as an exhibit to the registration statement.
Summary Financial Data, page 12

6. We note the entities included in the combined financial statements elected to be taxed as Partnerships under the Internal Revenue Code, and similar codes in states in which the company is subject to taxation, and no provisions for income taxes were required or recorded in the combined financial statements. We also note after the offering the company will be subject to income taxes. Based on the above, please revise the summary financial data to also present pro forma income tax disclosures, including pro forma income tax expense calculated at statutory income tax rates, pro
       forma net income after taxes, and pro forma net income per share after taxes. Please consider presenting the pro forma income tax disclosures for all periods presented but, at least, for the latest fiscal year and current interim period. Please be advised that after the conversion to a taxable entity, any undistributed earnings or losses of the partnerships should be reclassified to paid-in capital, as if a distribution had been made to the owners with a subsequent contribution to equity within the new structure, and this reclassification should also be reflected in any pro forma disclosures, including as adjusted disclosures under Capitalization. Refer to SAB Topic 4:B. In addition, please address the potential impact of becoming a taxable entity on future results of operations and liquidity in MD&A.
Risk Factors
Risks Relating to Our Business
We rely on Floorplan Financing, page 19

7. We note your disclosure on page 4 that your current floorplan financing is personally guaranteed by your president, and that this arrangement imposes a natural cap on your ability to fully leverage available financing. Please expand your disclosure to discuss any risks associated with your current cap on financing. Disclose the amount of the cap and describe the process and steps necessary to reach your goal of $50 million in floorplan financing by 2026.
Use of Proceeds, page 35

8. Please amend your Use of Proceeds section to comply with Instructions 4 and 6 to
       Item 504 of Regulation S-K or explain why you are not required to do so. June 11, 2025
Page 3

Capitalization, page 36

9.     Please address the following under Capitalization:
           On page 35 you imply you intend to use proceeds from the offering to pay working capital debt. If accurate, revise the introductory paragraph here to reflect that fact and ensure the related as adjusted amounts reflect your intent.
           Double-underline cash and cash equivalents so it is clear cash and cash equivalents are not part of total capitalization.
           Ensure total capitalization sums appropriately as total indebtedness plus total equity.
Business
Our Products and Services, page 50

10. We note your disclosure on page F-26 that the company "purchases substantially all of its new boats from Nortec and Yellowfin." Please revise your disclosure in the
       Business section to discuss your relationship with these entities. Provide a narrative description of any contracts or arrangements and file any such agreements as exhibits to the registration statement. In addition, please expand your disclosure in Risk
       Factors under the heading "We face substantial supplier and inventory acquisition risks" to specifically discuss your purchasing relationships with these entities.
Environmental, Safety and Regulatory Matters, page 64

11. We note that you discuss your manufacturing operations in this section. Please revise here and throughout the prospectus to describe the extent to which you manufacture any of your products.
Facilities, page 66

12. We note that you only list one location in this section but that your website lists other locations. Please provide disclosure responsive to Item 102 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 81

13. We note that you include a line item for a prepaid expense from a related party and an amount due from a related party on your Combined Balance Sheets on page F-3. We note also that you list related party transactions on page F-21 that are not identified or discussed in this section. Please add disclosure regarding these related party transactions to this section, or advise.
14. Please file the July 19, 2019 agreement with Dan and Diane Ruegg and the February
       23, 2023 agreement with Tom Ruegg as exhibits to the registration statement.
Principal Stockholders, page 82

15. We note that Jason Ruegg is 100% owner of Ruegg Capital Group. Therefore, please revise Jason Ruegg's beneficial ownership to include the ownership of Ruegg Capital
       Group. In addition, please revise the table to include a row for each of the named executive officers and directors individually. Refer to Item 403 of Regulation S-K.
 June 11, 2025
Page 4

Combined Financial Statements
Note 1. Nature of Business and Organization, page F-7

16. We note that you intend to account for the merger and consolidation of the entities included in the combined financial statements as common control transactions, as you believe the entities will be owned and controlled by the same ownership group before and after the transactions. Please identify who is included in the ownership group.
       Please also tell us the ownership interests of each of the 5 entities involved in these transactions prior to the merger and consolidation and the ownership interests of the company after the merger and consolidation. In addition, please more fully explain to us when and how the transactions with OTH Florida Acquisition Corp and Off The
       Hook Yacht YS Inc. will occur and your basis for presenting them in the combined financial statements.
17. We note as a result of a Stock Purchase Agreement entered on December 6, 2024, OTH Acquisition will purchase all the ownership interests of
OTHYS, Azure,
       and Boat Center and stockholders of OTH Acquisition will receive as consideration a number of shares of common stock of OTH Acquisition representing 75% of the issued and outstanding shares of OTH Acquisition and a cash payment. Please clarify and more fully address the following:
           Identify who will hold the remaining 25% ownership interest in OTH Acquisition and clarify when and how that ownership interest was obtained. Disclose the amount of the cash payment and clarify who will pay it, who will
           receive it, and how it will be financed.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Inventory, net, page F-9

18.    We note your policy here and on page 47 states    the cost of the new
and pre-owned
       boat inventory is determined using the specific identification method
and    the cost of
       acquired and manufactured is determined using methods which vary by subsidiary and
       include both the average cost method and first-in, first-out (FIFO)   .
Please clarify the
       nature of the inventory you acquire and manufacture for which you use both the average cost method and FIFO. Also, if material, please revise note 3 to separately disclose inventory balances related to new boats, pre-owned boats, and inventory for which you use both the average cost method and FIFO at each balance sheet date.
Revenue Recognition, page F-12

19. Please address the following here or under critical accounting policies in MD&A:
           You state revenue is recognized from the sale of new and pre-owned boats, including through brokerage, consignment and wholesale and you are the principal with respect to revenue from new, pre-owned and consignment sales and an agent with respect to brokerage transactions. More fully disclose and discuss each transaction type and the factors you considered to determine whether each transaction type is required to be recorded on a gross or net basis. You state customers may trade in a used boat to apply toward the purchase of a
           new or used boat and trade-ins are a type of noncash consideration measured at
 June 11, 2025
Page 5

           fair value. Given the additional risks associated with determining fair value, quantify the amounts of inventory and revenue at and during each period
           presented related to trade-ins and more fully disclose and discuss how you determine fair value.
             You state you finance customers    boat and yacht purchases and
recognize interest
           income as it is incurred. Based on the amount of interest income recognized, more fully disclose and discuss where and how the interest-bearing assets you finance are recorded in the combined financial statements.
             You state on page 55 repurchase agreements may be required under certain financing arrangements and may require you to repurchase a boat if a dealer or borrower defaults on their financing obligations. Quantify your maximum potential repurchase obligations as of each balance sheet date and more fully disclose and discuss how you assess any liability related to this repayment obligation at each balance sheet date.
Note 15. Related Parties Transactions, page F-21

20. We note in connection with a proposed business combination, a related party advanced $600,000 as a prepaid amount toward the purchase price. Please more fully disclose and discuss the significant terms of the proposed business combination and explain how you determined additional historical and pro forma financial statements are not required pursuant to Rules 8-04 and 8-05 of Regulation S-X. Please also more fully disclose and discuss the terms of the related party advance, including if and when it is required to be repaid and where and how it is recorded.
Note 18. Segment Information, page F-23

21. Please revise your disclosures to clarify whether segment gross profit or segment operating income (loss) is the primary measure used by the CODM to assess performance and allocate resources.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing